Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

GRANT OF OPTIONS

Semiconductor Manufacturing International Corporation (the “Company”) announces that on 11 May 2009, an aggregate of 24,102,002 share options (“Options”) to subscribe for ordinary shares of par value US$0.0004 each in the capital of the Company (the “Shares”) were granted, subject to acceptance of the grantees, under its 2004 Stock Option Plan adopted on 18 March 2004 (the “Share Option Scheme”).

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”).

The Company announces that on 11 May 2009, an aggregate of 24,102,002 Options to subscribe for Shares were granted, subject to acceptance of the grantees, under the Share Option Scheme. The following are the details of the Options granted:

Date of Grant:	11 May 2009
Exercise price of the Options
the higher of (a) the closing
market price of the Shares on
the Stock Exchange as stated in
the daily quotation sheet of the
Stock Exchange (the “Closing
Price”) on 11 May 2009 and (b)
the average Closing Price for
the period from 4 May 2009 to 8
May 2009 (both days inclusive),
being HK$0.33

Number of Options granted:	24,102,002 Options
Closing price of the Shares on the date of grant:	HK$ 0.32 per Share
Validity period of the Options:
The Options are valid for a
period of 10 years commencing on
11 May 2009, subject to earlier
termination as provided under
the Share Option Scheme and
applicable award documents.
For the grant of Options to
employees of the Company, (i)
certain of the Options are
exercisable on the expiry of 2
years after the respective
vesting dates applicable to the
employees subject to earlier
termination and other terms and
conditions, as provided under
the Share Option Scheme and any
other applicable award
documents, and (ii) certain of
the Options are exercisable on
the expiry of 1 year after the
respective vesting dates
applicable to the employees
subject to earlier termination
and other terms and conditions,
as provided under the Share
Option Scheme and any other
applicable award documents.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan, Jiang Shang Zhou and Edward S Yang as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC
11 May 2009